August 10, 2005

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

RE: CBD Media LLC

       Form 10-K for the year ended December 31, 2004

       File No. 333-107783

Mr. Humphrey,

This letter will serve as the responses of CBD Media LLC (the “Company”) to the comments set forth in the Commission’s letter dated July 12, 2005.

We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis.

Set forth are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the year ended December 31, 2004.

Accounting Comments

Liquidity and Capital Resources

Indebtedness, page 21

Comment:

1.

In light of your significant leverage, we suggest that you expand your disclosure with respect to the financial ratios that you are required to maintain under the terms of your senior credit facility.  We note these ratios were modified in connection with the issuance of the senior notes by CBD Media Holdings, and that such ratios were set forth on page 81 of the Form S-4 registration statement relating to the senior notes.  Specifically, we suggest you add a table to MD&A in order to present the required ratios along with your actual ratios for at least the most recent period presented.  Any trends or uncertainties that may affect your ability to maintain compliance with the required ratios, such as the scheduled decreases in the required ratios, should also be discussed.

Response:

We will revise our future filings to include the following disclosure:

The following tables outline the required financial ratios for CBD Media Holdings to be in compliance with financial covenants of the term facility:

Period	Leverage Ratio Max.	Leverage Ratio at June 30, 2005
For each fiscal quarter from October 1, 2004 through December 31, 2005	8.25 to 1.00	7.55 to 1.00
January 1, 2006 through June 30, 2006	8.00 to 1.00
July 1, 2006 through December 31, 2006	7.75 to 1.00
January 1, 2007 through June 30, 2007	7.50 to 1.00
July 1, 2007 through December 31, 2007	7.25 to 1.00
January 1, 2008 through June 30, 2008	7.00 to 1.00
For each fiscal quarter from July 1, 2008 through December 31, 2009	6.75 to 1.00

Period	Senior Leverage Ratio Max.	Senior Leverage Ratio at June 30, 2005
October 1, 2004 through September 30, 2005	3.25 to 1.00	2.77 to 1.00
October 1, 2005 through September 30, 2006	3.00 to 1.00
October 1, 2006 through September 30, 2007	2.75 to 1.00
For each fiscal quarter from October 1, 2007 through December 31, 2009	2.50 to 1.00

Period	Interest Coverage Ratio-Min.	Interest Coverage Ratio at June 30, 2005
For each fiscal quarter from October 1, 2004 through December 31, 2007	1.50 to 1.00	1.87 to 1.00
For each fiscal quarter from January 1, 2008 through December 31, 2009	1.75 to 1.00

Contractual Obligations, page 23

Comment:

2.

Please revise the table of contractual obligations to present interest amounts, which may be estimated (with appropriate disclosure of your assumptions), relating to the senior credit facility.  Also, we suggest you show the principal and interest amounts related to the senior notes, senior subordinated notes and senior credit facility separately (in the same manner you show each of your purchase obligations separately).

3.

Assuming you intend to make distributions to CBD Media Holdings in order to provide the funds necessary to make scheduled payments of interest in respect of the senior notes, please add a footnote to the table of contractual obligations setting forth the expected payments.

Response:

We will revise our future filings to include the following disclosure:

Contractual Obligations

The following table is a summary of our contractual obligations (including fixed interest) as of

December 31, 2004:

		'05	'06-'08	'08-'09	'10 and
		Payments Due by Period			thereafter
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in millions)

Long-term debt obligations -
8 ⅝% Senior subordinated notes due 2011 - Principal	$150.0	---	---	---	$150.0
8 ⅝% Senior subordinated notes due 2011 - Interest	84.1	$12.9	$25.9	$25.90	19.4
Senior credit facility due 2009 - Principal……………	153.0	---	---	153	---
Senior credit facility due 2009 - Interest(1)………….	35.0	7.0	14.0	14	---
Operating leases…………………………………….	0.7	0.1	0.2	0.2	0.2
Purchase Obligations -
L.M. Berry(2)…………………………………...	77.0	15.4	30.8	30.8	---
Cincinnati Bell Telephone(3)………………….	23.4	1.3	2.6	2.6	16.9
Quebecor(4)……………………………………	46.5	9.3	18.6	18.6	---
Advisory Agreement (5)………………………	12.0	2.0	4.0	4.0	2.0
DDA(6)……………………………………….	4.2	1.4	2.8	---	---
Total (7)…………………………………………….	$585.9 ======	$49.4 =====	$98.9 =====	$249.1 =====	$188.5 ======

__________

1.

The Company does not believe it has the ability to accurately predict the future interest rate for the debt.  The Company has presented the anticipated interest at 4.548%, its interest rate at December 31, 2004.  As a portion of our debt bears a variable interest rate, changes in market rates for interest rates can impact our interest expense.  For example, holding the amount of senior credit facility debt outstanding constant, a one percentage point increase in interest rate would have caused an estimated increase in interest expense of $1.5 million.  Failure to comply with our financial covenants, scheduled interest payments, scheduled principal repayments or any other items of our credit facility could result in the acceleration of the maturity of outstanding debt.

2.

We have outsourced our direct sales effort to L.M. Berry and Company (a subsidiary of Bell South Corporation). Our directory advertising and marketing agreement with L.M. Berry expires in August 2009.  As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to L.M. Berry during the period ended December 31, 2004.

3.

We entered into a billing and collection services operating agreement with Cincinnati Bell Telephone, the local exchange carrier subsidiary of Cincinnati Bell, Inc. This operating agreement will continue until March 2012, with an automatic renewal for a subsequent ten-year period unless we elect to terminate the agreement prior to the end of the initial term. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to Cincinnati Bell Telephone during the period ended December 31, 2004. Estimated future payments assume the automatic renewal provision as stated in the agreement. The annual payments expected have been disclosed in the table for periods beyond five years.

4.

Quebecor World Directory Sales Corporation prints all of our directories. Our current contract with Quebecor expires on December 31, 2007, at which time the contract may be extended by mutual agreement for up to two additional years. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to Quebecor during the period ended December 31, 2004. Estimated future payments assume the exercise of the renewal provision as stated in the agreement.

5.

We have entered into an advisory agreement with a related party for management services provided to the

Company. We have assumed renewal of the agreement which contemplates annual payments of $2 million.  The annual payments expected have been disclosed in the table for periods beyond five years.

6.

We have entered into a directory agreement with Directory Distributing Associates, Inc. to distribute our printed directories and other collateral advertising material in our service territories.  The agreement will continue until December 31, 2005, but we have an option to renew the agreement for up to two additional one-year terms. As the required payments as specified under the contract are variable, we have estimated future payments based on actual payments made to DDA during the period ended December 31, 2004.  Estimated future payments assume the exercise of the two renewal provisions as stated in the agreement.

7.

CBD Media intends to make distributions to CBD Media Holdings in a sufficient amount to allow CBD Media Holdings make their annual interest payments of $9.25 million on the $100 million of the 9 ¼% senior notes due 2012.

Consolidated Financial Statements

Note 7 – Long Term Debt, page F-12

Comment:

2.

The description of your “other” restrictive covenants includes a reference to fixed charge coverage.  However, in your description of the 2004 recapitalization on pages 21-22, you state that your senior credit facility has been amended to delete the requirement that you maintain a fixed charge coverage ratio.  Please revise, as appropriate.

Response:

We will revise our future filings to include the following disclosure:

Other restrictive covenants include leverage restrictions and interest coverage.

Comment:

3.

You state that, at December 31, 2004 and 2003, you were in compliance with all restrictive covenants or you received waivers for events of non-compliance.  Please clarify whether you needed any waivers and, if so, describe the nature of the non-compliance and how you expect to achieve compliance in the future.

Response:

We will revise our future filings to include the following disclosure:

At December 31, 2004, the Company was in compliance with all restrictive covenants.

At December 31, 2003, the Company was not in compliance with maximum Leverage Ratio of 6.10 for the period ended December 31, 2003.  The Company became compliant by making an $8.6 million payment on its senior debt on January 2, 2004 reducing total outstanding debt to $300 million and bringing the Leverage Ratio under the 6.10 maximum.  The Company also obtained waivers from all lenders permitting the Leverage Ratio to be higher than 6.10 at December 31, 2003.

Management’s Closing Response

As applicable, the Company will revise its disclosure in the future Forms 10-Q and 10-K in accordance with your comments.  As requested CBD Media Holdings LLC hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (513) 397-7422.

Sincerely,

/s/ John P. Schwing

John P. Schwing

Vice President and Chief Financial Officer